ENDMENT

SECURITIE

10030695

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNC Investments LLC ~~and Subsidiary~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000
Facsimile (412) 355 8089

Report of Independent Accountants

To the Board of Managers of
PNC Investments LLC and subsidiary

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of PNC Investments LLC and subsidiary (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:
   a. For the total amount listed on page 1, items 2B of Form SIPC-7T of $33,966.00, we obtained a copy of check 0000655949 dated July 29, 2009 and payable to "Securities Investor Protection Corp" in an amount of $16,133.42. Additionally, we obtained a copy of check 4738294 dated July 27, 2009 and payable to "Securities Investor Protection Corporation" in an amount of $42,708.00. Management of the Company informed us that check 4738294 related, in part, to another broker dealer and that the amount allocated to the Company was $17,682.58. PwC summed the amounts paid by the Company noting that the total equaled $33,816.00 which was a difference of $150.00 from the amount of $33,966.00 listed on page 1, items 2B of Form SIPC-7T. In support of the $150.00, the Company provided a copy of SIPC-4 in an amount of $150.00. Additionally, the Company provided a copy of an accounts payable voucher which indicated the $150.00 payment was for the 2009 Annual Assessment.
   b. For the total assessment balance on page 1, items 2F of Form SIPC-7T of $60,711.00, we obtained a copy of check 0000012135 dated February 23, 2010 and payable to "Securities Investor Protection Corp" in an amount of $61,619.00. We noted that the check amount was greater than the total assessment amount listed on page 1, items 2F of Form SIPC-7T in an amount equal to $908.00.
   c. Compared the Total Revenue amount reported on page 7/line 12 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on the Company's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $155,926,497 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no differences.

PRICEWATERHOUSECOOPERS

2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 1, revenues, of $101,753,709 to a supporting schedule provided by Valerie Tighe, Subsidiary Accounting, noting no differences. Specifically, we obtained a schedule entitled, "SIPC-7T: April 1, 2009 thru December 31, 2009" (the "schedule") which provided the Company's total deductions pursuant to line 1, revenues, on page 2, item 2c of Form SIPC-7T and noted that the schedule was mathematically accurate and agreed to general ledger reports obtained for the Company from the last three (3) quarters of 2009.
    b. Compared deductions on line 3, commissions, of $13,753,709 to supporting schedules provided by Valerie Tighe, Subsidiary Accounting, noting no differences. Specifically, we obtained a schedule entitled, "SIPC-7T: April 1, 2009 thru December 31, 2009" (the "schedule") which provided the Company's total deductions pursuant to line 3, commissions, on page 2, item 2c of Form SIPC-7T and noted that the schedule was mathematically accurate and agreed to general ledger reports obtained for the Company from the last three (3) quarters of 2009.
    c. Compared deductions on line 6, 100% of commissions, of $2,212,841 to supporting schedules provided by Valerie Tighe, Subsidiary Accounting, noting no differences. Specifically, we obtained a schedule entitled, "SIPC-7T: April 1, 2009 thru December 31, 2009" (the "schedule") which provided the Company's total deductions pursuant to line 6, 100% of commissions, on page 2, item 2c of Form SIPC-7T and noted that the schedule was mathematically accurate and agreed to general ledger reports obtained for the Company from the last three (3) quarters of 2009.
    d. Compared deductions on line 9(ii), 40% of interest, of $335,556 to supporting schedules provided by Valerie Tighe, Subsidiary Accounting, noting no differences. Specifically, we obtained a schedule entitled, "SIPC-7T: April 1, 2009 thru December 31, 2009" (the "schedule") which provided the Company's total deductions pursuant to line 9(ii), 40% interest, on page 2, item 2c of Form SIPC-7T and noted that the schedule was mathematically accurate and agreed to general ledger reports obtained for the Company from the last three (3) quarters of 2009. Additionally, we ensured that the amount listed on line 9(ii), 40% of interest, of $335,556 was 40% of the sum of the amounts recorded in the general ledger.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $38,233,847 and $95,584.62, respectively of the Form SIPC-7T noting no differences. We also totaled all deductions and subtracted the sum from the Total Revenue to arrive at the SIPC Net Revenues on page 2, line 2d noting no exceptions

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Managers of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

RECEIVED
2010 MAR 17 PM 1:55
SEC / TM

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066195 FINRA DEC
PNC INVESTMENTS LLC 11*11
620 LIBERTY AVE BSMT
PITTSBURGH PA 15222-2723

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charlene Wilson 412-762-6348

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 94,677

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (33,966)

$150 - 12/29/08, $16,133.42 - 7/29/09, $17,683 - 7/27/09
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 60,711

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 60,711

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 61,619

H. Overpayment carried forward $(908)

SEC Mail Processing Section
MAR 02 2010
Washington, DC
107

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

PNC Insurance Services LLC (S)

Nat City Investments, Inc. (P)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PNC Investments LLC
(Name of Corporation, Partnership or other organization)

Charlene Wilson
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 19 day of February 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 155,926,497
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	101,753,709
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	13,753,734
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	2,212,841
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 335,556	
Enter the greater of line (i) or (ii)	335,556
Total deductions	118,055,840
2d. SIPC Net Operating Revenues	$ 37,870,657
2e. General Assessment @ .0025	$ 94,677

(to page 1 but not less than $150 minimum)



The PNC Financial
Services Group
Phone Number (888) 762-2897
Pittsburgh, PA 15222

FEBRUARY 23, 2010

000001R10010000729 -005014000000-0020770223
SECURITIES INVESTOR PROTECTION CORP
805 15TH STREET N W STE 800
WASHINGTON, DC 20005-2215

VENDOR NUMBER: 0000012135
CHECK DATE: 02/23/10
CHECK NUMBER: 0000701460
CHECK AMOUNT: $61,619.00

PAGE: 1 OF 1

DATE	INVOICE NUMBER	UNIT/DESCRIPTION	INVOICE AMOUNT	ADJUSTMENTS	NET AMOUNT
12/31/09	PNC123109SECUR	Karen Bentz 2-8205	$61619.00	$0.00	$61619.00
TOTAL			$61619.00	$0.00	$61619.00



CPYCK1.FRM 01/2009

↑ PLEASE FOLD ON PERFORATION AND DETACH HERE. ↑

THIS CHECK IS PRINTED ON A BLUE BACKGROUND



The PNC Financial
Services Group
Phone Number (888) 762-2897
Pittsburgh, PA 15222

0000701460
FEBRUARY 23, 2010

60-162/433

Pay To The Order Of: SECURITIES INVESTOR PROTECTION CORP
805 15TH STREET N W STE 800
WASHINGTON, DC 20005-2215

********$61,619.00***

Amount: SIXTY ONE THOUSAND SIX HUNDRED NINETEEN DOLLARS AND 00/100

PNC BANK, N.A.
JEANNETTE, PA

Authorized Signature

⑈0000701460⑈ ⑆043301627⑆ 0009596402⑈